October 12, 2005

Mr. Brian Cascio
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street N.W.
Washington, DC  20459-6010

RE:      Alamo Group Inc.
            Form 10-K for the year ended December 31, 2004
            Filed March 11, 2005
            Form 10-Q for the quarter ended June 30, 2005
            File No.  001-13854

Dear Mr. Cascio,

We have received your letter dated September 26, 2005 requesting additional information concerning comments you had on the above referenced filings.  I have listed each question below followed by a response that has been bolded for your convenience.

We appreciate the opportunity to provide additional information and to clarify any items that may be unclear.  We hope these answers will be sufficient in helping you understand our disclosures.

Form 10-K for the fiscal Year Ended December 31, 2004

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Results of Operations - Page 15

1.   In future filings, where changes in financial statement line items are the result of several factors each significant factor should be separately quantified and discussed.  For example, you say that sales increased due to various price and volume factors, including "higher prices for cattle and other agricultural commodities:, "increased order rates.particularly in (the) Rhino and Schulte product lines," and European sales increased as a result of "aggressive marketing initiatives, cross selling related products.and internal sales growth": and "the strength of the exchange rate of the British Pound and the Euro compared to the U. S. dollar further aided the results of the Company's foreign operations."  Additionally, we see that gross margins increased "mainly from higher sales levels and improved operational efficiencies.offset by ongoing increases in steel prices and fuel costs."  However, you do not quantify the impact of each of these factors.  Apply throughout MD&A.  Refer to SEC Release Nos. 33-8350, 34-48960 and FR-72.

Mr. Brian Cascio
Securities and Exchange Commission
October 12, 2005

When the Company is comparing various components that affect sales, it is difficult to quantify for various reasons.  The Company stated that revenue grew due to "higher prices for cattle and other agricultural commodities have led to growth in farm incomes."  We factually know that these commodity prices were up and historically each time it has increased our incoming orders which translate to higher sales.  As per the comments of improved Rhino and Schulte product lines, aggressive marketing initiatives, internal sales growth, higher sales levels, and cross- selling related products, the Company does not want to reveal sales from acquisitions as well as internal growth numbers from various products in order to protect information that could be helpful to our competitors and detrimental to the profitability of the Company.  The majority of our competitors are privately owned and do not publish financial information.

The increase from steel prices and fuel costs were difficult to ascertain due to the fact that the Company sometimes buys these commodities directly but more typically buys them individually from vendors who build these increases in their unit prices making it very difficult and cumbersome to extract and report on.

Note 10 to Stock Options, page 43

2.      Please revise your disclosures in future filings to include all the disclosures required by SFAS 123.  These disclosures should include:

-     The weighted-average exercise price of options granted, exercised, cancelled, outstanding at the beginning and end of the year and exercisable at the end of the year;

-     The weighted-average grant-date fair value of options granted during the year; and

-     For options outstanding at the date of the latest statement of financial position presented, the range of exercise prices (as well as the weighted-average exercise price) and the weighted-average remaining contractual life of options outstanding and the number and weighted-average exercise price of options currently exercisable.

The Company plans to follow FAS123 for the 12/31/05 10K filing and we will adhere to all disclosures required under that statement.

Mr. Brian Cascio
Securities and Exchange Commission
October 12, 2005

Form 10-Q for the Quarterly Period Ended June 30, 2005

Item 4.  Controls and Procedures, page 19

3.   In light of the fact that significant control deficiencies existed as Rousseau Holdings, tell us in reasonable detail the basis for the officers' conclusions that the company's disclosure controls and procedures were nonetheless effective as of the end of the period covered by the report.  Additionally, please tell us whether the control deficiencies are a material weakness.

The access control deficiencies noted at Rousseau Holdings do not directly affect the Company's ability to record, process, summarize or report information required to be disclosed in the reports that it files under the Exchange Act within the time periods specified in the Commission's rules and forms.  Accordingly, management concludes that the Company's disclosure controls and procedures were effective as of the end of the period covered by the report.  The size of Rousseau as it relates to the consolidated Company is 5% of sales 8% of assets and 3% of pretax income.

Management believes the control deficiencies noted at Rousseau Holdings do not constitute a material weakness because they pertain to Rousseau only and do not result in more than a remote likelihood that a material misstatement in consolidated financial statements would not be prevented or detected.

4.      In this regard, also tell us the specific steps that the company has taken, if any, to remediate the control deficiencies.

Features and functions available within two computer systems are being reviewed to determine how they can be used to implement effective access controls.  An implementation plan will be developed based on the results of that review.

We hope these responses will provide you with the information you need.  Please call me if you need any further information at (830) 372-9620.

Sincerely,

/s/ Richard J. Wehrle

Richard J. Wehrle
Vice President and Controller

cc:       Mr. Ronald A. Robinson, President and CEO of Alamo Group Inc.
           Mr. David Morris, Chairman of the Audit Committee of Alamo Group Inc.